



Mattie Mead · 3rd

Founder & CEO of Hempitecture Inc. | Forbes 30 Under 30: Manufacturing & Industry | Sustainable Nonwovens at Plant Fiber Technologies

Talks about #industrialhemp, #biobasedmaterials, #buildingmaterials, #greenmanufacturing, and #sustainableconstruction

Ketchum, Idaho, United States · **Contact info**

2,446 followers · **500+** connections

 **Hempitecture**

 **Hobart and William Smith Colleges**

Experience


Founder | CEO
Hempitecture
Aug 2013 - Present · 8 yrs 7 mos
Ketchum, ID

Hempitecture is a Public Benefit Corporation focused on healthy insulation for the residential and commercial building sectors.

...see more


Founder | CEO
Plant Fiber Technologies
Jan 2022 - Present · 2 mos

Plant Fiber Technologies is a middle market natural fiber nonwoven & material supply chain company that provides product development and manufacturing resources to companies seeking to reduce their carbon footprint and produce more sustainable products.

...see more


City of Ketchum
5 yrs 3 mos

 **Chairperson of the Historic Preservation Commission**
Part-time
Apr 2020 - Present · 1 yr 11 mos
Ketchum, Idaho, United States

 **Planning and Zoning Commissioner**
Dec 2016 - Present · 5 yrs 3 mos
Ketchum, ID

Appointed a 3 year term. In 2020, was appointed to another 3 year term.


Board Of Directors
Idaho BaseCamp
Oct 2017 - Mar 2021 · 3 yrs 6 mos
Ketchum, ID

Idaho Basecamp is a 501c3 non profit organization who is a leader in providing outdoor education experiences. IBC is committed to cultivating leaders, individual and community development, and serving the environment. IBC core values are personal responsibility, courage, and respect for all.


Startup School
Y Combinator · Part-time
Jul 2018 - Nov 2018 · 5 mos

Completed SuS'18 Cohort with Hempitecture Inc.

See all 15 experiences